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SEC 1344
(2-2002)  Persons who potentially are to respond to the collection of
Previous information contained in this form are not required to respond unless versions the form displays a currently valid OMB control number.
obsolete
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            UNITED STATES                       -------------------------
  SECURITIES AND EXCHANGE COMMISSION                   OMB APPROVAL
        Washington, D.C. 20549                  -------------------------
                                                OMB Number:     3235-0058
             FORM 12b-25                        Expires: January 31, 2005
                                                Estimated average burden
                                                hours per response...2.50

    NOTIFICATION OF LATE FILING                 SEC FILE NUMBER: 1-9334
                                                CUSIP NUMBER: 058264102
           (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q [ ] Form N-SAR

For Period Ended: September 30, 2002
                 ---------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                -----------------------------

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 READ INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
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   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Baldwin Technology Company, Inc.
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Full Name of Registrant


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Former Name if Applicable

12 Commerce Drive
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Address of Principal Executive Office (STREET AND NUMBER)

Shelton, CT 06484
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[x] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

        Through the end of October and into early November, the Company has been negotiating both the status of its existing credit facility and the finalization of the sale of assets of its Baldwin Kansa operation. These efforts, which are important to the future of the Company, have required significant involvement by key members of management who also have responsibility for the preparation of the September 30, 2002 Form 10-Q and thus have precluded the Company from a timely filing without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Vijay C. Tharani                          (203)              402-1000
 ----------------------------------     -----------        ------------------
            (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[x] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Effective July 1, 2002 the Company adopted the provisions of FAS 144 "Accounting for the Impairment or Disposal of Ling-lived Assets", and as a result, the recent divestiture by the Company of the assets of the Baldwin Kansa operation, which qualified as a discontinued operation, required the reclassification of certain items on the prior period's income statement to conform to the current period's presentation.

        The Company anticipates that it will have a net loss of approximately $6,493,000 for the three months ended September 30, 2002, as compared to $1,116,000 for the three months ended September 30, 2001. The current period's net loss is primarily the result of a pre-tax restructuring charge of $3,287,000 against earnings for a restructuring plan initiated in August 2002. The current period's income tax provision includes approximately $2,400,000 for a valuation allowance against the Company's domestic tax assets.

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                       Baldwin Technology Company, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2002             By: /s/   Vijay C. Tharani
     ---------------------------       ----------------------------------------
                                       Name:  Vijay C. Tharani
                                       Title: Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).